Exhibit 99.1

London and New York, NY, March 29, 2024 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative ocular therapies for the treatment of inflammatory dry eye disease (DED), a multi-billion-dollar market, and for neuropathic corneal pain (NCP), an ocular condition associated with pain but without an FDA approved therapy, today announces its interim results for the six months ended 30 September 2023.

Clinical Updates:

OK-101

During the past six months the Group’s primary focus has been centered on completing the Phase 2 trial of OK-101 to treat DED and on analyzing its results, as well as advancing OK-101 towards a corneal neuropathic pain indication.

During and post this period, the Group accomplished the following:

●	Completed the Phase 2 trial of OK-101 in 240 dry eye disease patients according to projected timelines
●	Reported positive top line data for the Phase 2 DED trial in January 2024
●	Received IND clearance from the U.S. Food and Drug Administration (FDA) to test OK-101 in patients with neuropathic corneal pain.
●	Reported positive new findings from its Phase 2 trial of OK-101 in dry eye disease patients including a statistically significant and durable reduction in ocular pain and a statistically significant improvement in Tear Film Break-Up Time (TFBUT) throughout the study in patients receiving the 0.05% dose of OK-101. Multiple symptomatic improvements were also observed by during patient clinic visits as well as collected from patient daily symptom diaries for patients receiving the 0.05% dose.

The OK-101 first-in-human Phase 2 trial established a clear clinical path for further clinical development in a Phase 3 study design using FDA recognized endpoints. OK-101 demonstrated statistically significant benefit in the sign endpoint of total conjunctival staining as measured by the Ora Calibra© Staining Scale as early as Day 29 (p = 0.034). OK-101 also improved at least two symptoms of DED including burning measured by the Ora Calibra© 4-symptom questionnaire as well as burning/stinging measured by a visual analogue scale as early as Day 15 (p = 0.04 and p=0.03, respectively). A statistically significant improvement in blurred vision was also achieved at Day 29 (p = 0.01).

Data analyses also showed statistically significant improvement in ocular pain measured by VAS that was durable throughout the trial with p values = 0.03, 0.04 and 0.01 at Days 29, 57 and 85, respectively. Furthermore, OK-101 improved TFBUT as early as Day 15 and the improvement lasted throughout the trial with p values = 0.01, 0.05, 0.02, and 0.03 at Days 15, 29, 57 and 85, respectively. Additionally, data obtained from daily symptom diaries maintained by patients during the trial, commonly referred to as patient-reported outcome data, confirmed several of the DED symptoms also measured in the clinic, exhibiting significant improvements as early as Day 1 through Day 15 for pain, burning/stinging, eye dryness and itching, with p values of 0.01, 0.06, 0.005 and 0.009, respectively.

Treatment emergent adverse events (TEAEs) were observed to be similar to the placebo-treated group. No severe drug related ocular TEAEs were seen. Possible drug-related TEAEs were observed in one patient in the OK-101 0.05% treatment group and 3 patients in the placebo-treated group, again highlighting the favourable safety profile of OK-101.

OKYO plans to engage with the FDA on next steps forward with an End-of-Phase 2 meeting with the Agency, and is planning to begin the Phase 3 trial of OK-101 in DED by the end of 2024..

In February 2024, the Company announced that it was the first company that had received Investigational New Drug Application (IND) clearance to study OK-101 in neuropathic corneal pain (NCP). The Company plans to initiate a Phase 2 trial in NCP in 2024.

The Phase 2 study is designed as a double-masked, randomized, 12-week placebo-controlled trial comparing OK-101 to placebo in NCP patients. A total of 54 patients are planned for the study, with NCP disease confirmed via confocal microscopy. The primary endpoint will be measured utilizing VAS pain relief scores. The OK-101 trial, designed as a single-center trial, will be led by Pedram Hamrah, MD, of Tufts Medical Center, as Principal Investigator. Dr. Hamrah is Professor and Vice Chair of Research and Academic Programs, Co-Director of the Cornea Service and Director of the Center for Translational Ocular Immunology at Tufts Medical Center.

Financial Highlights:

●	Total assets of £1.9 million (31 March 2023: £4.2 million)
●	Cash on hand of £1.3 million (31 March 2023: £3.3 million)
●	During the financial period under review, the Company reported a total comprehensive loss of £7.0million (compared to total comprehensive loss of £4.6 million for the six months ending September 30 2022)

OKYO’s interim results can be accessed by visiting the investors section of the company’s website at https://okyopharma.com/investors/corporate-governance/corporate-documents

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the recently completed Phase 2 DED trial, OKYO also has plans underway for the opening of a Phase 2 trial for OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379